Exhibit 99.1

Hi everyone,

My name is Julien Sarkozy and I’m on the sales development team here at Masterworks.

I am pleased to announce our latest offering, a painting by the American abstract artist, Stanley Whitney. In the wake of Whitney’s 2015 survey exhibition at the Studio Museum in Harlem, the artist has received broader recognition and an increased presence at auction, particularly in the last few years. In 2021, his total auction sales reached $7.3 million, and between 2020 and 2021, his top auction record was set on three separate occasions.

To provide investment quality paintings by the artist, our acquisitions team has reviewed 70 examples of Whitney’s works from around the world, many of which are priced in excess of $1 million. Of these examples, this is the third we have selected to be offered on the Masterworks platform.

The newest offering is titled “xVxexnxuxsx xaxnxdx xAxdxoxnxixsx” and was completed by Whitney in 2011. The painting is a large-format example of the artist’s abstractions in which he arranges blocks of vibrant color in a deliberately irregular grid, separated by horizontal bands. Like the “call and response” of jazz music, Whitney’s artistic process allows room for improvisation and imperfection, providing both a visual and lyrical counterpoint to the rigid qualities of the gridded, square format.

Examples of similar Paintings are held in notable public collections, including the Metropolitan Museum of Art, the Studio Museum of Harlem in New York and the High Museum in Atlanta, among others.

As of November of 2022, examples identical in size to the Painting account for five of Whitney’s top ten auction records and have all sold this year in excess of $1.5 million. These are led by “Nightwatch” (2012), which sold for $2.3 million at Sotheby’s, London on March 2, 2022, “Great Balls of Fire” (2005), which sold for nearly $2 million at Christie’s, London on March 1, 2022, and “Parisian Blue” (2012), which sold for $1.6 million at Sotheby’s, New York on May 20, 2022.

Between May 2018 and October 2022, auction sales of similar works to our offering have increased at an estimated annualized appreciation rate of 55.0%.